UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Artius Acquisition Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

04316G105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04316G105

1	NAME OF REPORTING PERSON Artius Acquisition Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 18,112,500 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 18,112,500 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,112,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20% (1) (2)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 04316G105

1	NAME OF REPORTING PERSON Boon Sim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,112,500 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,112,500 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,112,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20% (1) (2)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 04316G105

1	NAME OF REPORTING PERSON Charles Drucker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,112,500 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,112,500 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,112,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20% (1) (2)
12	TYPE OF REPORTING PERSON IN

(1)

See Item 4. These are the Issuer’s Class B ordinary shares, which will automatically convert into the Issuer’s Class A ordinary shares in accordance with the Articles of Association of the Issuer and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-239421). Boon Sim is the managing member of Aecus Partners LLC and Charles Drucker is the managing member of WCBRP LLC. Aecus Partners LLC and WCBRP LLC are the founding members of Artius Acquisition Partners LLC and together exercise voting and investment power with respect to the shares held by Artius Acquisition Partners LLC. As such, each of Mr. Sim and Mr. Drucker may be deemed the beneficial owner of the shares held by Artius Acquisition Partners LLC and share voting and dispositive control over such securities.

(2)

Based on 72,450,000 Class A ordinary shares, $0.0001 par value, and 18,112,500 Class B ordinary shares, $0.0001 par value, issued and outstanding as of March 3, 2021 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2021 and assuming the conversion of all the shares of Class B ordinary shares into Class A ordinary shares. All Class B ordinary shares of the Issuer are owned by Artius Acquisition Partners LLC.

Item 1(a).	Name of Issuer:

Artius Acquisition Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at:

3 Columbus Circle, Suite 2215

New York, New York 10019

Item 2(a).	Name of Person Filing:

Artius Acquisition Partners LLC, Boon Sim, and Charles Drucker (collectively, the “Reporting Persons”).

Items 2(b).	Address of Principal Business Office or, if none, Residence:

3 Columbus Circle, Suite 2215

New York, New York 10019

Items 2(c).	Citizenship:

Artius Acquisition Partners LLC is a limited liability company formed in Delaware. Boon Sim and Charles Drucker are citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

The Class A ordinary shares are the class of ordinary shares of the Issuer registered pursuant to the Act. The Reporting Persons own Class B ordinary shares. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to certain adjustments.

Item 2(e).	CUSIP NUMBER:

04316G105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of March 3, 2021, the Reporting Persons may be deemed to beneficially own 18,112,500 of the Issuer’s Class A ordinary shares, representing 20% of the total Class A ordinary shares issued and outstanding and assuming the conversion of all the Class B ordinary shares of the Reporting Persons. The Class B ordinary shares are automatically convertible into the Issuer’s Class A ordinary shares in accordance with the Articles of Association of the Issuer on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-239421).

The percentage of the Class B ordinary shares held by the Reporting Persons is based on 72,450,000 Class A ordinary shares issued and outstanding as of March 3, 2021 as reported in the Issuer’s Annual Report on Form 10- K filed with the Securities and Exchange Commission on March 5, 2021 and assuming the conversion of all the Class B ordinary shares held by Artius Acquisition Partners LLC.

Artius Acquisition Partners LLC is the record holder of the shares reported herein. Boon Sim is the managing member of Aecus Partners LLC and Charles Drucker is the managing member of WCBRP LLC. Aecus Partners LLC and WCBRP LLC are the founding members of Artius Acquisition Partners LLC and together exercise voting and investment power with respect to the shares held by Artius Acquisition Partners LLC. As such, each of Mr. Sim and Mr. Drucker may be deemed the beneficial owner of the shares held by Artius Acquisition Partners LLC and share voting and dispositive control over such securities.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Exhibit Index

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of March 18, 2021, by and among Artius Acquisition Partners LLC, Boon Sim, and Charles Drucker.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2021

ARTIUS ACQUISITION PARTNERS LLC

By:	/s/ Boon Sim
Name:	Boon Sim
Title:	Chief Executive Officer and Chief Financial Officer (Principal Executive, Financial and Accounting Officer)

Boon Sim

By:	/s/ Boon Sim
Name:	Boon Sim

Charles Drucker

By:	/s/ Charles Drucker
Name:	Charles Drucker